Litman Gregory Funds Trust

4 Orinda Way Suite 200-D

Orinda, CA 94563

July 1, 2015

VIA EDGAR

Christina DiAngelo Fettig

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Litman Gregory Funds Trust (the “Registrant” or the “Trust”)

(File No. 811-07763)

Dear Ms. Fettig:

This letter is in response to the Staff’s comments and suggestions provided on June 2, 2015 pursuant to your review of (1) the series and class identifiers for the Registrant; (2) Form N-Q filed on November 26, 2014; and (3) Form N-CSR filed on March 6, 2015, each with respect to the Trust and each of its series: the Litman Gregory Masters Equity Fund (the “Equity Fund”), the Litman Gregory Masters International Fund (the “International Fund”), the Litman Gregory Masters Smaller Companies Fund (the “Smaller Companies Fund”), and the Litman Gregory Masters Alternative Strategies Fund (“Alternative Strategies Fund”) (each, a “Fund” and collectively, the “Funds”). For your convenience, your comments and suggestions are summarized below and set forth in bold typeface. The Trust’s responses immediately follow your summarized comments and suggestions.

In addition, in connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Funds and their management are responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the Commission or other regulatory agencies from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither the Funds nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person under the federal securities laws of the United States.

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The Trust’s responses to your comments are as follows:

1. Please update the series and class identifiers for the Trust to reflect that that the Litman Gregory Masters Focused Opportunities Fund (the “Focused Opportunities Fund”) merged with and into the Equity Fund and the Focused Opportunities Fund is now inactive.

Response 1: The Trust has updated the series and class identifier to reflect that the Focus Opportunities Fund is inactive due to its merger with the Equity Fund.

2. Form NQ for the Funds filed by EDGAR on November 26, 2014 has blank pages. Please confirm that no information is missing from this filing.

Response 2: The Trust has reviewed the Form NQ and such filing is complete. Form NQ contains two columns and as such some of the pages appear to have to white space due to the column formats.

3. In future Form N-CSR filings please include under Item 4(c) – Principal Accountant Fees and Services-Tax Fees, a more detailed description of the nature of the services comprising the tax fees disclosed in this category.

Response 3: The Trust responds by noting it will make the requested change in future Form N-CSR filings.

4. In the “Fund Review” sections for all the Funds of the annual shareholder report dated December 31, 2014 (the “Annual Report”), please make sure that pursuant to Item 27(b)(7)(ii)(B) of Form N-1A each Fund includes a statement accompanying the graph and table to the effect that past performance does not predict future performance and that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Response 4: The Trust responds by noting it will make the requested change in future shareholder reports.

5. In the “Fund Review” for the Equity Fund, International Fund and Alternative Strategies Fund of the Annual Report, Instruction 1(d) to Item 27(b)(7)(ii)(A) of Form N -1A states that the line graph for the Fund should be based on the Fund’s required minimum initial investment if that amount exceeds $10,000. The prospectus dated April 30, 2015 for the Funds has the minimum initial investment for the Institutional Class for each of these Funds as $100,000. The line graph for each of these Funds should be based on $100,000.

Response 5: The Trust responds by noting it will make the requested change in future shareholder reports for the Equity Fund, International Fund and Alternative Strategies Fund.

6. In the “Litman Gregory Masters Funds’ Performance” and “Fund Review” of the Annual Report, the average total return tables reflect the gross expense ratio and the net expense ratio for each Fund. The Staff suggests that the Registrant include an additional note referring shareholders to each Fund’s most recent expense ratio which is included in the “Financial Highlights” section of the Annual Report.

Response 6: The Trust responds by noting it will make the requested change in future shareholder reports.

7. In the “Litman Gregory Masters Funds’ Performance” of the Annual Report, please review footnote * to the average annual total return table. In the table the International Fund net expense ratio is as of 1/1/15 and footnote * states that the gross and net expense ratios are for the Institutional share class per the Prospectus dated 4/30/14.

Response 7: Effective January 1, 2015, Litman Gregory Fund Advisors, LLC (the “Adviser”) contractually agreed to limit the International Fund’s operating expenses to an annual rate of 0.99% for the Institutional Class and 1.24% for the Investor Class. The Adviser reflected the net expense ratio as of January 1, 2015 to reflect the expense limitation agreement. Please note that the Trust will amend the footnote * in future shareholder reports to ensure that the disclosure is accurate.

8. In the “Litman Gregory Masters Funds’ Performance” and “Fund Review” of the Annual Report, Instruction 7 to Item 27(b)(7)(ii) of Form N-1A states that if a Fund uses an index that is different from the one used for the immediately previous preceding fiscal year, explain the reason(s) for the change and compare the Fund’s annual change in value of an investment in the hypothetical account with the new and former indexes. The International Fund appears to have changed its primary index from the S&P Global (ex U.S.) LargeMid Cap Index to the Russell Global (ex-U.S.) Large Cap Index. Pursuant to Summary Prospectus dated April 30, 2014 as supplemented October 1, 2014, the Alternative Strategies Fund changed its primary index from the S&P 500 Index to the Russell 1000 Index. In addition, the Alternative Strategies Fund also shows the Barclays Aggregate Bond Index. Please indicate if this index is the primary index for the Fund or a secondary index.

Response 8: The International Fund’s primary index is the Russell Global (ex-U.S.) Large Cap Index. Barclays Aggregate Bond Index continues to be the primary index for the Alternative Strategies Fund. The Russell 1000 Index is the secondary index for the Alternative Strategies Fund. The S&P 500 Index was the secondary index for the Fund. The disclosure in the Prospectus should have stated that the secondary index changed from the S&P 500 Index to the Russell 1000 Index. The Trust will ensure that a change in a primary index for a Fund is reflected in any future annual shareholder reports.

9. In the “Alternative Strategies Fund Review” of the Annual Report on pages 38 and 39, the individual strategy portfolio allocations are set forth by strategy/sub-adviser. Please consider including allocations by the Fund cumulatively.

Response 9: The Advisor believes that the current disclosure of providing the individual strategy portfolio allocations is more advantageous for shareholders as it shows each sleeve managed by the applicable sub-advisor.

10. In the “Alternative Strategies Fund Review” of the Annual Report, please consider including a note to the pie chart that derivative exposure is not included.

Response 10: The Trust responds by noting it will make the requested change in future shareholder reports.

11. In the “Alternative Strategies Fund Schedule of Financial Futures Contracts” of the Annual Report on page 70, the Fund included over the counter credit default swaps. The Staff has requested that the Trust confirm that if the Fund writes or sells credit default swaps that the Fund will cover the full notional value of the instrument.

Response 11: The Trust confirms that the Fund will cover the full notional value with respect to a written (i.e. “sell protection”) credit default swap transaction.

12. In the “Alternative Strategies Fund Schedule of Financial Futures Contracts” of the Annual Report on page 71, the Fund has included fixed rate and floating rate index in the table for over the counter total return swap contracts. Please explain the difference between the rates. In addition, please provide the amount of periodic payments paid by the Fund and the periodic payments received by the Fund based on the interest rate.

Response 12: The Trust responds by noting it will make the requested change in future shareholder reports.

13. In the “Statement of Assets and Liabilities” of the Annual Report on page 76, pursuant to Article 6 Rule 6-04 of Regulation S-X, please include a line item for any open payable to the trustees.

Response 13: The Trust will include such information if applicable in future shareholder reports. The Trust confirms that there were no payables to Trustees at December 31, 2014.

14. In Note 1 to the “Notes to the Financial Statements” of the Annual Report on page 88, please disclose for each Fund whether it is diversified or non-diversified. In addition, Note 12 beginning on page 105, lists the principal risks for the Funds. Please indicate which Fund is “non-diversified.”

Response 14: The Trust responds by noting it will make the requested change in future shareholder reports. None of the Funds are “non-diversified”. The disclosure will be updated in future shareholder reports to remove this risk.

15. In Note 2I to the “Notes to the Financial Statements” of the Annual Report on page 90, please provide more specificity regarding which Funds invest in credit default swaps and the reasons the respective Fund will utilize credit default swaps for the reporting period.

Response 15: The Trust responds by noting it will make the requested change in future shareholder reports.

16. In Note 6 to the “Notes to the Financial Statements” of the Annual Report for the International Fund and Alternative Strategies Fund, please disclose the reasons for transfers between Levels. Please refer to Audit & Accounting Guide – Investment Companies (“AICPA Guide”), Chapter 7, Section 7.78.c and 7.78 f iv.

Response 16: The Trust responds by noting it will make the requested change in future shareholder reports.

17. The table summarizing quantitative inputs and assumptions in Note 6 to the “Notes to the Financial Statements” of the Annual Report for the International Fund on page 99, please provide a more detailed description in footnote ***. Please refer to AICPA Guide, Chapter 7, Section 78i.

Response 17: The Trust responds by noting it will make the requested change in future shareholder reports.

18. In Note 7 to the “Notes to the Financial Statements” of the Annual Report for the Equity Fund table regarding “Gross Amounts Not Offset in the Statement of Assets and Liabilities” on page 101, please add column for collateral received by. Please refer to AICPA Guide, Chapter 7, Section 181 which contains an example of such disclosure.

Response 18: The Trust responds by noting it will make the requested change in future shareholder reports.

19. In Note 8 to the “Notes to the Financial Statements” of the Annual Report for the Alternative Strategies Fund table regarding unfunded loan commitments on page 103, please add a line item in the Statement of Assets and Liabilities for commitments and contingencies and a corresponding footnote referring to Note 8. Please refer to Article 6, Rule 6-04, Section 15 of Regulation S-X.

Response 19: The Trust responds by noting it will make the requested change in future shareholder reports.

20. In “Other Information-Proxy Voting Record” of the Annual Report on page 110, please note that the proxy voting record should be for the 12 month period ended June 30.

Response 20: The Trust responds by noting it will make the requested change in future shareholder reports.

21. In “Trustee and Officer Information” table of the Annual Report on page 122, please add a column for the number of portfolios in the fund complex overseen by Trustee as required by Item 17(a)(1) of Form N-1A.

Response 21: The Trust responds by noting it will make the requested change in future shareholder reports.

22. The Staff observed that the in the Funds’ Prospectus, the Fee Table for the Alternative Strategies Fund states that “Any fee waiver or expense reimbursement made by Litman Gregory pursuant to this agreement is subject to the repayment by the Alternative Strategies Fund within three (3) years following the fiscal year in which the fee waiver or expense reimbursement occurred but only if the Alternative Strategies Fund is able to make the repayment without exceeding its current expense limitation and the repayment is approved by the Board.” The Staff has requested that the Trust confirm that the expense limitation agreement is in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73. If true, please provide a table in the shareholder report indicating the 3-year recoupment period and the amounts available to be recouped.

Response 22: The Trust confirms that the disclosure will be revised in future shareholder reports to reflect that prior year expenses will be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

I trust that the above responses adequately address your comments. If you have additional questions, please do not hesitate to contact me at (925)-253-5213.

Sincerely,

/s/ John Coughlan

John Coughlan

Treasurer

Litman Gregory Funds Trust